UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 333-41544

SATIXFY COMMUNICATIONS LTD.

(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

On January 13, 2023, SatixFy Communications Ltd. (the “Company”) issued a press release announcing that Ido Gur will join SatixFy as its new Chief Executive Officer, effective January 15, 2023, succeeding David Ripstein, who will cease his duties as Chief Executive Officer on January 13, 2023. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release dated January 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer

Date: January 13, 2023